SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MATECH CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

576678304

(CUSIP Number)

February 2, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) UTEK Corporation 59-3603677
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 370,500
(6) Shared Voting Power 0
(7) Sole Dispositive Power 370,500
(8) Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 370,500
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11)	Percent of Class Represented by Amount in Row (9) 1.6%
12)	Type of Reporting Person (See Instructions) CO

As of February 2, 2009, UTEK was the record owner of 47,500 shares of Series E convertible preferred stock of MATECH Corporation that would be convertible into approximately 370,500 shares of MATECH Corporation common stock, assuming that the average of the closing prices for the MATECH Corporation. common stock for the 10 trading days prior to the conversion of the stock was $2.50 per share, which was the market price of the common stock on February 2, 2009. All of such shares of common stock (370,500 shares) would constitute approximately 1.6% of the 22,760,910 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by MATECH Corporation.

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Item 1	(a).	Name of Issuer:

MATECH CORP.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

11661 San Vicente Blvd., Suite 107 Los Angeles, CA 90049

Item 2	(a).	Name of Person Filing:

UTEK Corporation

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

2109 East Palm Avenue Tampa, FL 33605

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Class A Common Stock

Item 2	(e).	CUSIP Number:

576678304

Item 3(a).	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership:

With respect to the beneficial ownership of shares of common stock of MATECH CORP. by UTEK Corporation, see Items 5 through 8, 9 and 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2008

/s/ Carole R. Wright
Carole R. Wright, CPA Chief Financial Officer